UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.
(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500
Colonia Lomas de Santa FeDelegación Álvaro Obregón
01219 México, D.F.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.	Notice of Informative Items dated August 20, 2013
2.	Resolutions of Grupo Financiero Santander México, S.A.B. de C.V. General Ordinary Shareholders’ Meeting held on August 20, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

By:	/s/ Eduardo Fernández García-Travesí
	Name:	Eduardo Fernández García-Travesí
	Title:	General Counsel

Date: August 20, 2013

Item 1

Mexico City, Mexico, August 20, 2013 – Grupo Financiero Santander México, S.A.B. de C.V. (BMV: SANMEX; NYSE: BSMX) informs the following items:

•
The General Ordinary Shareholders’ Meeting of Grupo Financiero Santander Mexico, S.A.B. de C.V. was held today, in which, in order to provide greater certainty and transparency to the shareholders with respect to the payment of dividends agreed by the Company, it was approved to modify the Ninth and Tenth Resolutions adopted in item IV of the General Ordinary Shareholders’ Meeting held on April 18, 2013, in order to eliminate the condition precedent that the payment of dividends would be subject to the quarterly results, adjusting the payment date for next August 30, 2013; also, the shareholders were informed of the resignation of Mr. Jesús María Zabalza Lotina as member of the Board of Directors due to his new appointment as CEO of Banco Santander in Brazil, appointing instead Mr. Rodrigo Brand de Lara who occupied the position of Alternate Non-Independent Director.

•
At the meeting of the Board of Directors of Grupo Financiero Santander Mexico, S.A.B. de C.V. held on July 25, it was agreed, among other things, (i) to be aware of the follow-up to the process of acquisition of ING Hipotecaria, S.A. de C.V. SOFOM, a non-regulated financial entity, by Banco Santander (Mexico), S.A., as well as (ii) the accession of Grupo Financiero Santander Mexico to the Internal Government of Banco Santander, S.A., which establishes internal policies of the Company in relation to its head office, in accordance with the guidelines established by the European banking authorities, which allows standardized internal policies of various subsidiaries of Santander at a global level.

•
Recently, the General Ordinary Shareholders’ Meeting of the Company was notified by the Chairman of the Board of Directors, of the resignation of D. Luis Orvañanos Lascurain from the date of notification (July 31, 2013), from his position as Alternate Independent Director of the Board of Directors of the Company.

About Grupo Financiero Santander México
Grupo Financiero Santander Mexico, S.A.B. de C.V. (Santander Mexico), one of Mexico’s leading financial services holding companies, provides a wide range of financial and related services, including retail and commercial banking, securities brokerage, financial advisory and other related investment activities. Santander Mexico offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of June 30, 2013, Santander Mexico had total assets of Ps.831.7 billion under Mexican GAAP and more than 10.1 million customers. Headquartered in Mexico City, the Company operates 980 branches and 235 offices nationwide and has a total of 13,623 employees.

Investor Relations Contact
Gerardo Freire
+ (52 55) 5269-1827
investor@santander.com.mx

GRUPO FINANCIERO SANTANDER MÉXICO PRESS RELEASE

Item  2

TRANSLATION FOR INFORMATION PURPOSES ONLY

GRUPO FINANCIERO SANTANDER MEXICO, S.A.B. DE C.V.,
GENERAL ORDINARY SHAREHOLDERS’ MEETING
AUGUST 20, 2013.

In Mexico City, Federal District, at the corporate domicile of Grupo Financiero Santander Mexico, S.A.B. de C.V., (the “Company”) at 9:30 a.m. on August 20, 2013, in the office located at Prolongación Paseo de la Reforma No. 500, Col. Lomas de Santa Fe, Delegación Alvaro Obregon, C.P. 01219, in Mexico, Federal District, the Company’s Shareholders, directly or through their legal Representatives, met to hold a General Ordinary Shareholders’ Meeting, for which they were duly called by means of publication made on July 26, 2013 in "El Financiero" and "El Economista", newspapers of circulation in Mexico City.

Mr. Carlos Gómez y Gómez, Chairman of the Board of Directors, acted as President and Mr. Alfredo Acevedo Rivas, Secretary of the Board of the Directors, acted as Secretary.

The President appointed Mrs. Rocío Erika Bulhosen Aracil and Mrs. Maria Luisa Lozano Velasco as Examiners who, upon accepting their designation, together with the Secretary of the Meeting, proceeded to examine the admission cards and the forms established in article 22 of the “Ley para Regular las Agrupaciones Financieras”, that the participants presented, as well as the Shares Registry contained in the listings and the certificates issued by the “S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V.”  The Examiners recorded that 6,529,023,614 shares were represented out of 6,786,394,913 shares in circulation representing the capital stock of the Company, which is 96.21% of such capital stock.

Immediately following, the Examiners, pursuant to article 27 of the “Código Fiscal de la Federación” (Mexican Federal Tax Code), certified that in the case of Mexican Shareholders, the taxpayers registry identification numbers correspond to the shareholders that appear in the attendance list, in accordance with the respective certificates or supplementary document submitted by each Shareholder. The Chairman requested the attendance list be attached to the file of the resolutions of this meeting.

Pursuant to article 22 of the “Ley para Regular las Agrupaciones Financieras” the Examiners noted for the record that Shareholders had available the forms for representation of shareholders, during the term established by the article 173 of the “Ley General de Sociedades Mercantiles” and the By-laws of the Company.

Based on the certification of the examiners, given that that the Meeting was called in due forms and according to terms established in the bylaws of the Company, in the “Ley para Regular las Agrupaciones Financieras” and pursuant to article 186 of the “Ley General de Sociedades Mercantiles”, the President declared the Meeting legally convened.

The Secretary, at the request of the Chairman, proceeded to read the following:

AGENDA

I.
Proposal and, if applicable, approval to modify the Ninth and Tenth Resolutions approved by the Annual Shareholders’ Meeting held on April 18, 2013, primarily for the purpose that the dividend payment will not be subject to any condition.

II.	Appointment and re-election, as applicable, of directors and alternate directors of the Board representing series “F” Shares of the capital stock.

III.	Appointment of delegates in order to enact the resolutions adopted at the Meeting and, if applicable, to formalize such resolutions.

TRANSLATION FOR INFORMATION PURPOSES ONLY

The Meeting approved, by unanimous vote, the statement of the Chairman and the abovementioned Agenda, proceededing to discuss it in the following terms:

ITEM I

Proposal and, if applicable, approval to modify the Ninth and Tenth Resolutions approved at the Annual Shareholders’ Meeting held on April 18, 2013, primarily for the purpose that the dividend payment will not be subject to any condition.

With regard to this item of the Agenda, the Chairman commented that in order to provide greater certainty and transparency to shareholders in the payment of dividends determined by the Company, it was necessary to modify the ninth and tenth resolutions of the General Ordinary Annual Shareholder’ Meeting held on April 18, 2013, in order to eliminate the condition precedent that the payment of dividends would be subject to the quarterly results. Additionally, it was necessary to adjust the payment date scheduled for next August 27, 2013 in order to comply with legal requirements. The proposed terms for such modifications are as follows.

•	Modification of the Ninth Resolution:

It is noted the ratification of the amount to be paid approved by the Ordinary Shareholders’ Meeting held on April 18, 2013, with respect to the payment of dividends, which, if approved, would be established in the following terms:

It is resolved to determine the payment of dividends in cash up to the amount of $8,850,000,000.00 M.N. (Eight thousand eight hundred fifty million 00/100 Mexican Pesos), which will be paid as following:

a). A payment in cash for an amount of $3,950,000,000.00 M.N. (Three thousand nine hundred fifty million 00/100 Mexican Pesos), to be made on August 30, 2013.

b). A payment in cash for an amount of $4,900,000,000.00 M.N. (Four thousand nine hundred million 00/100 Mexican Pesos), to be made on February 25, 2014.

The amounts and factors relating to the payment of dividends to be distributed will be made available to the Shareholders on the dates established in this proposal, and must be made in accordance with the applicable legislation through the publication of the “notice to shareholders” in the Official Gazette of the Mexican Federation and in the newspapers “El Financiero” and/or “El Economista”, releasing the amount, factors, place, and date for the payment of the dividends, in the understanding that such dividend will be distributed to the Shareholders in proportion to the number of shares they hold, at the ratio of $0.5820468821 per share.

•	Modification of the Tenth Resolution:

To conclude, the President read the proposal to modify the terms of the Tenth Resolution, adopted by the Shareholders’ Meeting held on April 18, 2013.

The shareholders of Grupo Financiero Santander Mexico, S.A.B de C.V. agree to delegate to the Board of Directors of the Company, the right to determine the place in which the dividend will be paid to Shareholders, which, in accordance with the previous resolution, must be paid on August 30, 2013, and on February 25, 2014, in the amounts referred to in subparagraphs a) and b) respectively. Mr. Carlos Gómez and Gómez, Mr. Marcos Martínez Gavica, Mr. Eduardo Fernández García-Travesí, Mr. Alfredo Acevedo Rivas and Mrs. Rocío Erika Bulhosen Aracil, are empowered to jointly or individually perform all the necessary acts for the publication of the notice releasing the place and date when the payment of the mentioned dividends to the Shareholders resolved in the present Meeting will occur.

TRANSLATION FOR INFORMATION PURPOSES ONLY

After discussion on the matter, by unanimous vote, the Shareholders’ Meeting adopted the following:

R E S O L U T I O N S

FIRST.- “The Shareholders’ Meeting of Grupo Financiero Santander México, S.A. B. de C.V., approved to modify the terms and conditions of the Ninth Resolution adopted by the General Ordinary Annual Shareholders’ Meeting held on April 18, 2013, in the following terms:

The Shareholders’ Meeting ratifies the payment in cash of dividends to the Shareholders of the Company, from the account of “Retained Earnings” up to the amount of $8,850,000,000.00 M.N. (Eight thousand eight hundred fifty million 00/100 Mexican Pesos, which will be paid as follows:

a). A payment in cash for an amount of $3,950,000,000.00 M.N. (Three thousand nine hundred fifty million 00/100 Mexican Pesos), to be made on August 30, 2013.

b). A payment in cash for an amount of $4,900,000,000.00 M.N. (Four thousand nine hundred million 00/100 Mexican Pesos), to be made on February 25, 2014.

The amounts and factors relating to the payment of dividends to be distributed, will be available to Shareholders on the dates established in this resolution, and must be made in accordance with the applicable legislation through the publication of the “notice to shareholders” in the Official Gazette of the Mexican Federation and in the newspapers “El Financiero” and/or “El Economista”, releasing the amount, factors, place, and date for the payment of the dividends, in the understanding that such dividend will be distributed to the Shareholders in proportion to the number of shares they hold, at the ratio of $0.5820468821 per share.”

SECOND.- “Grupo Financiero Santander México, S.A.B. de C.V., Shareholders’ Meeting approved to modify the terms and conditions of the Tenth Resolution adopted by the General Ordinary Annual Shareholders’ Meeting held on April 18, 2013, in the following terms:

It was agreed to delegate to the Board of Directors of the Company, the authority to determine the place in which the dividend will be paid to Shareholders, which, in accordance with the previous resolution, must be paid on August 30, 2013, and on February 25, 2014 in the amounts referred to in subparagraphs a) and b) respectively. It also empowers Mr. Carlos Gómez and Gómez, Mr. Marcos Martínez Gavica, Mr. Eduardo Fernández García-Travesí, Mr. Alfredo Acevedo Rivas and Mrs. Rocío Erika Bulhosen Aracil, to jointly or individually perform all the necessary acts for the publication of the notice releasing the place and date when the payment of the mentioned dividends to the Shareholders resolved in the present Meeting will occur”.

ITEM II

Appointment and re-election, as applicable, of directors and alternate directors of the Board representing series “F” Shares of the capital stock.

With regard to this item of the Agenda, at the request of the President, the Secretary mentioned that the Series “F” Special Shareholders Meeting had taken place prior to this Meeting, which agreed to the amendment of the composition of the Board of Directors. The President requested the Secretary to provide information about the resolutions there adopted.

The Secretary then provided information about the resolutions adopted during that Shareholders’ Meeting, communicating to the Shareholders the resignation of Mr. Jesús

TRANSLATION FOR INFORMATION PURPOSES ONLY

María Zabalza Lotina as member of the Board of Directors due to his new appointment as a Delegate of the Board and CEO of Banco Santander in Brazil.

In addition, he commented about the appointment of Mr. Rodrigo Brand de Lara as Non-Independent Member of the Board of Directors and therefore his resignation as Non-Independent Alternate Director representing Series “F” of the Board of Director of the Company.

After exchanging opinions, by unanimous vote, the Shareholders’ Meeting adopted the following:

R E S O L U T I O N

THIRD.- “The Shareholders’ Meeting of Grupo Financiero Santander México, S.A.B. de C.V., agreed to ratify the persons listed below in the positions also listed in order that the Board of Directors will be composed as follows:

Non-Independent Directors Series “F”
Mr. Carlos Gómez y Gómez	Chairman of the Board
Mr. Marcos Martínez Gavica	Director
Mr. Fernando Solana Morales	Director
Mr. Rodrigo Brand de Lara	Director
Mr. Juan Sebastián Moreno Blanco	Alternate Director
Mr. Pedro José Moreno Cantalejo	Alternate Director
Mr. Eduardo Fernández García-Travesí	Alternate Director

Independent Director Series “F”
Mr. Guillermo Güemez García	Director
Mr. Joaquín Vargas Guajardo	Director
Mr. Juan Gallardo Thurlow	Director
Mr. Vittorio Corbo Lioi	Director
Mr. Eduardo Carredano Fernández	Alternate Director
Mr. Alberto Felipe Mulas Alonso	Alternate Director
Mr. Jesús Federico Reyes Heroles González Garza	Alternate Director

Independent Directors Series “B”
Mr. Carlos Fernández González	Director
Mr. Fernando Ruíz Sahagún	Director
Mr. Alberto Torrado Martínez	Director
Mr. Enrique Krauze Kleinbort	Alternate Director
Mr. Luis Orvañanos Lascurain	Alternate Director
Mr. Antonio Purón Mier y Terán	Alternate Director

It is noted that any of the Alternate Directors can take the place of the Directors in their absences”.

TRANSLATION FOR INFORMATION PURPOSES ONLY

ITEM III

Appointment of delegates in order to enact the resolutions adopted at the Meeting and, if applicable, to formalize such resolutions.

In this point of the Agenda, the Shareholders’ Meeting unanimously adopted the following:

R E S O L U T I O N

FOURTH.- “It authorizes the appointment of Mr. Carlos Gómez y Gómez, Mr. Marcos Martínez Gavica, Mr. Alfredo Acevedo Rivas, Mr. Eduardo Fernández García-Travesí and Mrs. Rocío Erika Bulhosen Aracil, as Special Delegates of this Shareholders’ Meeting, so that any one of them individually may appear before the Notary Public of his or her choice on behalf of the Company to formalize, in whole or in part, as may be necessary, these Resolutions, and, if he or she considers it necessary, to prepare, subscribe and submit the notices required by any authority.

The Secretary and Alternate Secretary of the Board of Directors, are authorized to issue any copies or certified copies of these Resolutions that may be requested”.

Given that there were no additional items to discuss, the Chairman thanked the attendees for their presence and contribution, the meeting was adjourned for the preparation of these Resolutions. Once completed, the Resolutions were read and approved by those present and signed by the Chairman and the Secretary.

It is noted that from the beginning to the completion of this Meeting, all the Shareholders and their representatives referred to in the attendance list remained present.

The Meeting adjourned at 9:55 a.m. on August 20, 2013.

/s/ Lic. Carlos Gómez y Gómez	/s/ Lic. Alfredo Acevedo Rivas
Lic. Carlos Gómez y Gómez	Lic. Alfredo Acevedo Rivas
Chairman	Secretary

TRANSLATION FOR INFORMATION PURPOSES ONLY

ROCIO E. BULHOSEN ARACIL, in my capacity as Vice Secretary of the Board of Directors of Grupo Financiero Santander Mexico, S.A.B. de C.V., authenticate and note that this is a true and accurate copy of the original resolutions before the General Ordinary Shareholders’ Meeting of the Company, held on August 20, 2013, and in the same manner I certify that the reports and documents approved by the Meeting were added to the file.

The herein is issued for any legal purposes, in Mexico City, Federal District on August 20, 2013.

/s/ Lic. Rocio E. Bulhosen Aracil
Lic. Rocio E. Bulhosen Aracil
Vice Secretary of the Board of Directors